

March 27, 2014

Mr. Michael Keown
President and Chief Executive Officer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, California 90502

      Re: **Farmer Bros. Co.**
              Form 10-K for the Fiscal Year ended June 30, 2013
              Filed October 9, 2013
              File No. 001-34249

Dear Mr. Keown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 27

1.   We note you have disclosures on pages 28 and 30 referencing the increase in revenues that you report for both 2013 and 2012. However, these do not indicate the extent to which increases in revenue are attributable to changes in prices, changes in volumes sold, or to the introduction of new products or services, as would be required to comply with Item 303(a)(3)(iii) of Regulation S-K. Please disclose this required information.

2.   We note that you identify risk factors pertaining to the price and availability of green coffee on pages 5 and 6, and have begun accounting for derivatives utilized to manage some of this risk as hedges, while increasing the length of the future periods covered by these instruments, as described on page 27. We also note that while you discuss change in the cost of green coffee and indicate increases in revenue may be attributable to changes in

volumes sold on page 28, you have not disclosed the volumes of any of commodities purchased, processed or sold during any of the periods covered by your report, nor your manufacturing and processing capacities or the extent to which your facilities are utilized.

We believe that more comprehensive disclosure is necessary to comply with Item 303 of Regulation S-K. The guidance in FRC §501.12.b.1 (including footnote 5), emphasizes the importance of disclosing key indicators of financial condition and performance, including non-financial variables such as units or volume produced and sold and manufacturing plant capacity and utilization. A principal objective of MD&A is to provide context or a frame of reference that allows readers to understand the effects of material changes, events, trends and uncertainties on the quality and potential variability of earnings and cash flows. The guidance in FRC §501.12.b.3 emphasizes the importance of addressing the indicative value of your reported financial information in these respects. Please expand your disclosure to include relevant information about the volumes of commodities that are correlated with your sales each period, the extent to which you have limited risk to future variations in price with derivatives and other contracts, also addressing capacities and the extent of utilization.

3.   You have disclosure in the last paragraph on page 27, referencing losses recognized for derivatives that are not accounted for as hedges, and stating that such losses "...are expected to be offset by future derivative gains as the coffee market changes, recovered through operating income as a result of the lower cost of goods assigned to the related coffee, or recovered from customers for whom contracts were purchased for their accounts."

We believe that you should have a reasonable basis for the expectations that you disclose. Tell us how you are able to support your view on each point pertaining to the offset or recovery of loss recognized on your derivatives, and the key assumptions that you have made in formulating this view. For example, explain how your knowledge of commodity futures at the time of making this disclosure correlates with your derivative positions at the time, address the elasticity of product prices relative to costs of the commodities, and describe your arrangements with customers that would require them to endure losses on derivatives you hold on their behalf. Please supplement your explanation on these various points with the details necessary to understand all salient aspects of your arrangements to purchase commodity contracts on behalf of customers.

Also clarify the extent to which these arrangements have been utilized during each period, and the effects of accounting for these instruments in your financial statements. If any of these contracts are also part of your hedge accounting, please explain your basis.

Contractual Obligations, page 32

4.   Please expand your disclosure to clarify the extent to which the purchase commitments listed in your table exclude commitments under your various contracts to acquire commodities, including contracts that you consider to be for normal purchases and contracts that are accounted for as derivatives. Please quantify your exposure under any such

arrangements and explain the features that you believe appropriately distinguish them from those reflected in your table.

Quantitative and Qualitative Disclosures about Market Risk, page 33

5.   We note that you provide sensitivity disclosure for coffee-related derivative instruments designated as hedges. Please expand your disclosure to encompass all market risk sensitive instruments, including contracts not designated as hedges and those you consider to be for normal purchases to comply with Item 305(a)(1) of Regulation S-K. Also describe any material limitations that cause your disclosures to not fully reflect your market risk exposure, provide comparative market risk disclosure for the prior year, and address any material changes in exposure between periods to comply with Items 305(a)(2) and (3).

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 42

Organization

6.   We note your disclosure indicating you have no more than one reportable operating segment, although on page 1 you describe a range of products among 3,500 SKU's, represented generally by the categories of coffee, tea and culinary products. We see similar information on your website and note your partial disaggregation of inventory in Note 8 on page 63, includes brewing equipment. We understand from your disclosure on page 1 that sales of roasted coffee products represent about 50% of your total sales, and that products in other categories comprise the balance. Given the foregoing, it appears that you should disclose revenues for each product and service, or each group of similar products and services, to comply with FASB ASC 280-10-50-40. As explained in FASB ASC 280-10-50-38, this information is required if not otherwise disclosed with your reportable operating segment information. Please submit the revisions that you propose to address this concern; and to the extent you would group products where similarity is not readily apparent, as would appear to be the case, for example, for non-coffee products with coffee, non-tea products with tea, or spices with other products in your culinary group, also submit the underlying numerical information that would be combined and explain your rationale.

Principles of Consolidation

7.   We note that you have identified two subsidiaries consolidated in your financial statements, although these do not include Coffee Bean International, Inc., which appears to also be a subsidiary of yours, based on disclosure on page 1. You have risk factor disclosure on page 13, and litigation disclosure on pages 15 and 85, indicating you are conducting business through this subsidiary that may involve non-compliance with certain requirements for labeling products that include acrylamide, and that you are unable to predict the outcome or estimate a range of reasonably possible loss. Please expand your disclosure under this

heading to clarify your relationship with Coffee Bean International, Inc., and modify your exhibit 21 as necessary to comply with Item 601(b)(21) of Regulation S-K.

Please modify your litigation related disclosures to clarify your position with respect to the allegation, indicate the extent to which the substance is contained in your various products, and whether this necessary arises in processing or may be eliminated or reduced with your initiative. Given your disclosure describing the range and nature of penalties that are possible, including material adverse effect on your results of operations, you should also clarify the extent of your efforts to comply with the labeling requirement.

Note 3 - Derivative Instruments, page 59

8.   We understand from your disclosure under this heading, and your corresponding policy note on page 42, that you were applying hedge accounting for 89% of your commodity derivatives as of June 30, 2013. You also indicate that you have contracts that are not accounted for as derivatives because they qualify as normal purchases. However, the extent to which your anticipated future needs are covered by these various types of contracts has not been disclosed. Please submit a schedule that summarizes your positions in these instruments, relative to your requirements for each future period, also showing correlation with your historical purchase activity; and clarifying the extent to which quantities to be acquired under derivatives being accounted for as hedges are incremental to quantities to be acquired under contacts that you believe qualify as normal purchases. Please include the analysis that you performed under FASB ASC 815-10-15-22 through 29, in determining that contracts to acquire commodities that are not accounted for as derivatives qualified as normal purchases, also identify and contrast the distinguishing characteristics of such contracts with each of type of contract utilized in your hedging program.

Note 8 - Inventories, page 63

9.   We note that present values for both processed and unprocessed inventory as it relates to three product categories, including coffee, tea/culinary, and brewing equipment. However, we do not see disclosure about the nature of cost elements reflected in these amounts, under this heading or in your policy note on page 44, as would be required to comply with Rule 5-02.6 of Regulation S-X. Under this guidance you would also need to disclose amounts for major classes of inventory, such as finished goods, work in process, raw materials, and supplies. Tell us why you believe your current disclosure, including amounts described as unprocessed brewing equipment, achieves the objective of this requirement and submit any revisions that your propose to alleviate these concerns.

Note 5 - Fair Value Measurements, page 61

10.   We note the statement that you value Level 2 assets and liabilities, including derivatives, using model-based valuation techniques. We also note that a key input to derivative or option pricing models is volatility. Tell us how you determined that the model-based

valuation technique used to value your derivative assets and liabilities is Level 2 as opposed to Level 3 in the fair value hierarchy. Please note that under FASB ASC 820-10-35-37 the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its entirety. We also refer you to FASB ASC 820-10-55-22 which indicates that a Level 3 input would include historical volatility. If you are unable to support the Level 2 category, provide a reconciliation of the beginning and ending balances of your Level 3 investments to comply with FASB ASC 820-10-50-2(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief